UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

EnSync, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

98876R204

(CUSIP Number)

Tairan Guo, Chief Financial Officer

SPI Energy Co., Ltd.

Suite 2703, 27/F, China Resources Building

26 Harbour Road, Wan Chai

Hong Kong SAR, China

Telephone: +852 2291-6020

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98876R204

1	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) SPI Energy Co., Ltd.
2	Check the appropriate box if a member of a group (See Instructions)
	(a) ☐	(b) ☐

3	SEC use only
4	Source of funds (See Instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 92,000,000 shares of common stock [1]
	9	Sole dispositive power 0
	10	Shared dispositive power 92,000,000 shares of common stock [1]
11	Aggregate amount beneficially owned by each reporting person 92,000,000 shares of common stock [1]
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 65.7%[2]
14	Type of reporting person (See Instructions) CO

1.

Consists of (i) 42,000,000 shares of the issuer’s common stock issuable to SPI Solar, Inc. upon the conversion of 28,048 shares of the issuer’s Series C Convertible Preferred Stock, assuming such preferred stock is convertible within 60 days from the date of acquisition and (ii) 50,000,000 shares of the issuer’s common stock issuable to SPI Solar, Inc. upon the exercise of a warrant to purchase such amount of common stock, assuming such warrant is exercisable within 60 days from the date of acquisition. See Item 5.

2.

Percentage calculated based on 140,010,347 shares of the issuer’s common stock, representing (i) 48,010,347 shares of the issuer’s common stock outstanding as of June 22, 2017 as disclosed in the issuer’s registration statement on Form S-3 filed with the Securities Exchange and Commission on June 23, 2017 and (ii) 92,000,000 shares of the issuer’s common stock issuable upon the conversion of the preferred stock and the exercise of the warrant (see Note 1 above).

SCHEDULE 13D

CUSIP No. 98876R204

1	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) SPI Solar, Inc.
2	Check the appropriate box if a member of a group (See Instructions)
	(a) ☐	(b) ☐

3	SEC use only
4	Source of funds (See Instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 92,000,000 shares of common stock [1]
	9	Sole dispositive power 0
	10	Shared dispositive power 92,000,000 shares of common stock [1]
11	Aggregate amount beneficially owned by each reporting person 92,000,000 shares of common stock [1]
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 65.7%[2]
14	Type of reporting person (See Instructions) CO

1.

Consists of (i) 42,000,000 shares of the issuer’s common stock issuable to SPI Solar, Inc. upon the conversion of 28,048 shares of the issuer’s Series C Convertible Preferred Stock, assuming such preferred stock is convertible within 60 days from the date of acquisition and (ii) 50,000,000 shares of the issuer’s common stock issuable to SPI Solar, Inc. upon the exercise of a warrant to purchase such amount of common stock, assuming such warrant is exercisable within 60 days from the date of acquisition. See Item 5.

2.

Percentage calculated based on 140,010,347 shares of the issuer’s common stock, representing (i) 48,010,347 shares of the issuer’s common stock outstanding as of June 22, 2017 as disclosed in the issuer’s registration statement on Form S-3 filed with the Securities Exchange and Commission on June 23, 2017 and (ii) 92,000,000 shares of the issuer’s common stock issuable upon the conversion of the preferred stock and the exercise of the warrant (see Note 1 above).

This Amendment No 3. amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2015 (as amended by Amendment No. 1 filed with the SEC on June 22, 2016 and Amendment No. 2 filed with the SEC on August 31, 2016, the “Original Schedule 13D,” and, together with this Amendment No. 3, the “Statement”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of EnSync, Inc. (formerly known as ZBB Energy Corporation), a Wisconsin corporation (the “Issuer”).

Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Schedule 13D.

Item 1.	Security and Issuer.
No material change.

Item 2.	Identity and Background.
No material change.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by inserting the following text to the end thereof:

“The information set forth in Item 4 and Item 5 of this Statement is hereby incorporated by reference in this Item 3.”

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by inserting the following text to the end thereof:

“SPI Solar completed the Share Transfer under the Share Purchase Agreement in December 2016.  Pursuant to the same Share Purchase Agreement, in April 2017, Melodious Investments Company Limited requested SPI Solar to repurchase 7,012 shares of the C-1 preferred stock and 4,341 shares of the C-2 preferred stock at a per share price of US$1,018.25, with a total repurchase consideration of US$11.6 million plus interest.  The aforementioned repurchase was completed on July 26, 2017.  Among the repurchase consideration, US$8.5 million was set off against the outstanding payment obligation of Melodious Investments Company Limited under the Share Purchase Agreement.  The remainder of the payment for the share repurchase in the amount of US$3.2 million was funded by SPI Solar with its working capital.”

Item 5.	Interest in Securities of the Issuer.
No material change.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No material change.

Item 7.	Materials to be Filed as Exhibits.
No material change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2017

SPI Energy Co., Ltd.

/s/ Tairan Guo
Name: Tairan Guo
Title: Chief Financial Officer

SPI Solar, Inc.

/s/ Tairan Guo
Name: Tairan Guo
Title: Director